UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 6

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 5:00 p.m., New York City time, on January 16, 2009, the Offer expired as scheduled.  The Offer was not extended.  Based on the information provided by the Depositary to Parent, as of the expiration of the Offer, approximately 31,456,557 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, including approximately 4,632,228 Shares subject to guaranteed delivery procedures.  The Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn. The Shares validly tendered and not properly withdrawn represent approximately 92.9% of the Shares outstanding.

On January 17, 2009, Parent issued a press release announcing that the Purchaser would commence a subsequent offering period for all remaining untendered Shares effective as of 9:00 a.m., New York City time, on January 20, 2009.  The subsequent offering period will expire at 12:00 midnight, New York City time, on January 22, 2009, unless extended.  Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire.

The same $31.00 per Share price, net to the seller in cash, without interest and less any required withholding taxes, offered in the initial offering period will be paid during the subsequent offering period.  The Purchaser will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer.  Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn.  Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

The full text of the press release issued by Parent regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(G) Press Release issued by Johnson & Johnson on January 17, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By:	/s/ Susan E. Morano
Name: Susan E. Morano
Title: Chief Executive Officer
Date: January 20, 2009

JOHNSON & JOHNSON

By:	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: January 20, 2009

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